UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-42536

Webus International Limited

(Translation of registrant’s name into English)

25/F, UK Center, EFC, Yuhang District

Hangzhou, China 311121

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Results of 2025 Annual General Meeting of Webus International Limited

On November 25, 2025, Webus International Limited (the “Company”) announced the results of its Annual General Meeting held on November 24, 2025 (the “AGM”). The results of the voting, including the number of votes cast for and against and the number of votes withheld, are set forth in Exhibit 99.1 to this report on Form 6-K.

EXHIBITS

Exhibit No.	Description
99.1	2025 Webus International Limited Annual General Meeting Results

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Webus International Limited

By:	/s/ Nan Zheng
Name:	Nan Zheng
Title:	Chief Executive Officer

Date: November 25, 2025

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